Exhibit 1

Capital Product Partners L.P. Announces Third Quarter 2015 Financial Results, Increases In Its Common And Class B Unit Distributions And Fleet Employment Updates

ATHENS, GREECE – (Marketwired) – 10/30/15 – Capital Product Partners L.P. (the ‘Partnership’ or ‘CPLP’) (NASDAQ: CPLP), an international diversified shipping company, today released its financial results for the third quarter ended September 30, 2015.

The Partnership’s net income for the quarter ended September 30, 2015, was $13.8 million. After taking into account the preferred interest in net income attributable to the unit holders of the 12,983,333 Class B Convertible Preferred Units outstanding as of September 30, 2015 (the ‘Class B Units’ and the ‘Class B Unitholders’), the result for the quarter ended September 30, 2015, was $0.09 net income per common unit, which is in line with the $0.09 net income per common unit from the previous quarter ended June 30, 2015 and with the $0.09 net income per common unit in the third quarter of 2014.

Operating surplus prior to Class B Units distributions for the quarter ended September 30, 2015 was $33.0 million, which is $1.3 million higher than the $31.7 million in the second quarter of 2015 and $3.2 million higher than the $29.8 million in the third quarter of 2014. The operating surplus adjusted for the payment of distributions to the Class B Unitholders was $30.1 million for the quarter ended September 30, 2015. Operating surplus is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. Please refer to the section “Appendix A” at the end of the press release, for a reconciliation of this non-GAAP measure to net income.

Total revenues for the third quarter of 2015 were $57.6 million, compared to $48.2 million in the third quarter of 2014; the increase is mainly a result of (a) the increased size of the Partnership’s fleet and (b) the improving employment day rates for certain of the Partnership’s vessels.

Total expenses for the third quarter of 2015 were $38.9 million compared to $32.8 million in the third quarter of 2014. The vessel operating expenses for the third quarter of 2015 amounted to $18.6 million for the commercial and technical management of our fleet under the terms of our management agreements, compared to $15.2 million in the third quarter of 2014. The increase reflects primarily the increased fleet size of the Partnership and expenses related to the dry-docking of the M/V ‘Cape Agamemnon’ and the

M/T ‘Atrotos’. The total expenses for the third quarter of 2015 also include $16.3 million in depreciation and amortization, compared to $14.4 million in the third quarter of 2014, as a result of our increased fleet size. General and administrative expenses for the third quarter of 2015 amounted to $2.2 million compared to $1.9 million in the third quarter of 2014.

Total other expense, net for the third quarter of 2015 amounted to $4.9 million compared to $4.1 million for the third quarter of 2014. The increase reflects the higher interest costs we incurred in the third quarter of 2015 and the gain we recognized during the third quarter of 2014 from exchange differences.

As of September 30, 2015, the Partners’ capital amounted to $954.4 million, which is $81.8 million higher than the Partners’ capital as of December 31, 2014, which amounted to $872.6 million. This increase primarily reflects the issuance of 14,555,000 common units, which raised net proceeds before offering expenses of $133.3 million and the net income for the nine-month period ended September 30, 2015, partially offset by the payment of $90.8 million in distributions since December 31, 2014.

As of September 30, 2015, the Partnership’s total debt decreased by $4.9 million to $573.0 million, compared to total debt of $577.9 million as of December 31, 2014. The decrease was due to the prepayment of $115.9 million of principal amount under three of our credit facilities in addition to $4.0 million in scheduled debt amortization, partially offset by $115.0 million in drawdowns under our senior secured credit facility with ING Bank to fund the acquisition of (a) the M/T ‘Active’ which was delivered on March 31, 2015, (b) the M/V’CMA CGM Amazon’, which was delivered on June 10, 2015, (c) the M/T ‘Amadeus’, which was delivered on June 30, 2015 and (4) the M/V ‘CMA CGM Uruguay’, which was delivered on September 18, 2015.

Right of First Refusal Over Two Additional Newbuild Eco MR Product Tankers

As announced on September 11, 2015, Capital Maritime & Trading Corp. (‘Capital Maritime’ or our ‘Sponsor’) has granted the Partnership a right of first refusal on two additional newbuild eco MR product tankers under construction at Samsung Heavy Industries (Ningbo) Ltd., which are expected to be delivered to Capital Maritime in the first quarter of 2017. As a result, the Partnership now has a right of first refusal on a total of eight newbuild eco medium range (‘MR’) product tankers, with deliveries from September 2015 to February 2017. The Partnership currently owns 20 modern MR product tankers.

Fleet Developments

The M/T ‘Miltiadis M II’ (162,397 dwt, Ice Class 1A Crude/Product Tanker built 2006, Daewoo Shipbuilding & Marine Engineering Co., Ltd. South Korea) has been chartered to Capital Maritime for a period of seven months (+/- 30 days) at a gross daily rate of $35,000. The previous charter with Subtec S.A. de C.V. at a gross daily rate of $33,000 per day has been terminated. The earliest redelivery under the new charter is in March 2016.

The M/T ‘Atrotos’ and the M/T ‘Apostolos’ (ca. 47,800 dwt, Ice Class 1A IMO II/III Chemical/ Product Tankers built 2007, Hyundai Mipo Dockyard Ltd., South Korea) have been fixed to Petroleo Brasileiro S.A. (‘Petrobras’) for a period of three years (+/- 30 days) at a gross daily rate of $17,750. Both vessels are presently employed by Capital Maritime at a gross daily rate of $15,250 and $15,600 respectively. The new charters are expected to commence during the fourth quarter of 2015. Capital Maritime has agreed to redeliver both vessels earlier under their existing contracts, in order for these vessels to commence their employment with Petrobras. The early termination of the current charters for re-employment with Petrobras was unanimously approved by the Conflicts Committee of the Partnership.

Capital Maritime exercised an option under its current charter of the M/T ‘Agisilaos’ (36,760 dwt, Ice Class 1A IMO II/III Chemical/ Product Tanker built 2006, Hyundai Mipo Dockyard Ltd., South Korea) to extend its employment for an additional year (+/- 30 days) at a gross daily rate of $14,500, which represents an increase of $250 per day compared to its previous day rate. As a result, the earliest charter expiration has been extended to August 2016.

On September 18, 2015, the Partnership took delivery of the M/V ‘CMA CGM Uruguay’ (115,639 dwt / 9,288 teu, Eco-Flex, Wide Beam Containership built 2015, Daewoo-Mangalia Heavy Industries S.A.). The M/V ‘CMA CGM Uruguay’ commenced its time charter to CMA-CGM S.A. for five years (-30/+90 days) at a gross daily rate of $39,250.

The M/T ‘Amore Mio II’ (159,982 dwt, Crude Oil Tanker built 2001, Daewoo Shipbuilding & Marine Engineering Co., Ltd., South Korea) has been chartered to Shell International Trading & Shipping Company Ltd. (‘Shell’) for a period of eight months (+/- 15 days) at a gross daily rate of $33,750. The charter commenced in September 2015. The M/T ‘Amore Mio II’ was previously employed with Capital Maritime at a gross daily rate of $27,000 per day. Capital Maritime agreed to an early termination of its existing charter, in order for the vessel to commence its employment with Shell. The early charter termination for employment with Shell was unanimously approved by the Conflicts Committee of the Partnership.

The M/V ‘Agamemnon’ (108,892 dwt / 8,266 TEU, container carrier built 2007, Daewoo Shipbuilding & Marine Engineering Co., Ltd., South Korea) was redelivered to the Partnership from A.P. Moller-Maersk A.S. (‘Maersk Line’) upon completion of its charter on September 26, 2015. Following the redelivery, the vessel went into dry-dock. The Partnership also received a re-delivery notice for the M/V ‘Archimidis’ (103,773 dwt / 7,943 TEU, container carrier built 2006, Daewoo Shipbuilding & Marine Engineering Co., Ltd., South Korea) from Maersk Line. The vessel will be re-delivered from Maersk Line to the Partnership upon completion of its current charter on November 19, 2015. At this point, no employment for either vessel has been fixed and the Partnership is currently reviewing employment options.

As a result of the above fleet developments, the Partnership’s charter coverage for 2015 and 2016 stands at 94% and 79%, respectively.

Market Commentary

Product & Crude Tanker Markets

The crude and product tanker markets maintained the positive momentum of the first half of the year into the third quarter of 2015, with lower oil prices favoring increased oil movements and higher refinery throughputs.

Regarding product tankers, spot freight rates for the period rose to the highest level since the second quarter of 2007. The Atlantic market experienced particularly strong rates in July, as the U.S. driving season resulted in surging U.S. gasoline demand, while high refinery utilization rates in the U.S. Gulf generated high export volumes from the region. The market lost some steam in the second part of the quarter, as the onset of the refinery maintenance season in the U.S. exerted downwards pressure on rates. In the Eastern market, increased refining capacity in the Middle East and firm refining margins in Europe resulted in strong product trade and rates. However, towards the end of the quarter, the weakened rate environment in the Atlantic market spilled over to the Eastern market and spot freight rates have modestly retreated.

The positive developments in the spot market saw MR product tanker time charter rates remain at the highest levels since the first quarter of 2009, while activity in the period market was firm during the quarter ended September 30, 2015.

On the supply side, ordering activity for MR product tankers in the third quarter of 2015 was limited, as most quality shipyards have exhausted their capacity through the first half of 2017. In addition, the product tanker orderbook continued to experience slippage during the first nine months of 2015, as approximately 38% of the expected MR and handy size tanker newbuildings were not delivered on schedule. Analysts expect that net fleet growth for product tankers for 2015 will be in the region of 5.7%, while overall demand for product tankers for the year is estimated to grow at 5.5%.

Suezmax spot rates remained at solid levels in the third quarter of the year and markedly higher compared to the third quarter of 2014, but modestly weaker compared to second quarter of 2015. High oil production, robust European and Chinese imports and delays in certain ports in Northern Asia kept rates at unseasonably high levels.

The consistently firm spot market in the quarter saw Suezmax period rates further improving, currently at the highest level since the first quarter of 2009.

On the supply side, the Suezmax orderbook represented approximately 19.6% of the current fleet by the end of the third quarter of 2015. Analysts however estimate that slippage for the first nine months of 2015 amounted to 35% of the expected deliveries for the same time period. Suezmax tanker demand is projected to continue growing in 2015 on the back of low oil prices, which support growth in demand and particularly in Europe. Overall, industry analysts forecast that Suezmax vessel demand will grow by approximately 4.9% in the full year 2015, while the fleet is projected to expand by 1.6%.

Post-Panamax Container Market

The container market saw positive activity and firm charter rates during the early part of the third quarter of 2015 and in line with the second quarter of 2015. However later in the quarter, the container market experienced a decrease in activity due to a previously unanticipated low level of cargo bookings on the Far East – Europe trade combined with an increased supply of new Ultra Large Container Vessels (ULCV). In addition, the decreased demand on most secondary routes and the impact of cascading from the larger vessels resulted in an increase of the idle fleet to 4%, which is the highest level since March 2014. According to market analysts, the decrease in Russian imports and the subdued economic sentiment in Europe have had a negative impact on the Far East – Europe trade, while the lower oil price and the deceleration of the Chinese economy has affected the North – South and the intra-Asia trades respectively.

The container orderbook stands today at 19.6% of the current fleet, which is the lowest since 2003. Analysts estimate that slippage for the first nine months of 2015 amounted to approximately 19% of the expected deliveries during that time period. Overall, industry analysts forecast that container vessel demand will grow by approximately 5.5% in the full year 2016, while the container fleet is projected to expand by 4.5%.

Quarterly Common and Class B Unit Cash Distribution

On October 21, 2015, the Board of Directors of the Partnership declared a cash distribution of $0.2385 per common unit for the third quarter of 2015, which represents an increase of $0.002 from $0.2365 per unit for the second quarter of 2015. The third quarter common unit cash distribution will be paid on November 13, 2015, to unit holders of record on November 6, 2015.

In addition, on October 21, 2015, the Board of Directors of the Partnership declared a cash distribution of $0.21975 per Class B Unit for the third quarter of 2015, in line with the Partnership’s Second Amended and Restated Partnership Agreement, as amended. This represents an increase of $0.002 compared to the $0.21775 for the second quarter of 2015. The third quarter Class B Unit cash distribution will be paid on November 10, 2015, to Class B Unitholders of record on November 3, 2015.

Management Commentary

Mr. Jerry Kalogiratos, Chief Executive and Chief Financial Officer of the Partnership’s General Partner, commented:

“In line with our established long term distribution growth objective, we have increased our quarterly distribution to our unitholders for the third consecutive quarter. The tanker charter market, where the majority of our fleet operates and where we have the bulk of our charter renewals in the next couple of years, enjoys multi year highs on the back of the strong industry fundamentals and the lower oil price environment that boosts global oil demand. Furthermore, during the third quarter of 2015, we took timely delivery of one additional dropdown vessel that we had agreed to acquire from Capital Maritime in 2014. Based on our previously completed equity offerings and credit facilities in place, we have secured the financing for the acquisition of the last dropdown vessel expected in January 2016 and have established the basis for continued growth of the Partnership. Importantly, our future growth prospects have been further enhanced by the option to grow our fleet by exercising the right of first refusal that our Sponsor has granted us on two additional vessels, which amounts to a total of eight eco MR product tankers.

“Finally, we are pleased to see a number of our vessels being re-chartered at higher daily rates. The employment of two of our product tankers to Petrobras for three years is yet another important step in securing cash flow visibility at increased rates and further underpins our distribution growth objective.

“Based on the above factors, it is our objective to continue to increase our common and Class B distributions between 2-3% per annum in the foreseeable future.”

Conference Call and Webcast

Today, Friday, October 30, 2015, at 10:00 am Eastern Time, the Partnership will host an interactive conference call.

Conference Call Details

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 866 819 7111 (U.S. Toll Free Dial In), 0800 953 0329 (UK Toll Free Dial In) or +44 (0)1452 542 301 (Standard International Dial In). Please quote “Capital Product Partners.”

A replay of the conference call will be available until November 6, 2015 by dialing 1 866 247 4222 (U.S. Toll Free Dial In), 0800 953 1533 (UK Toll Free Dial In) or +44 (0)1452 550 000 (Standard International Dial In). Access Code: 69648481#

Slides and Audio Webcast

There will also be a simultaneous live webcast over the Internet, through the Capital Product Partners website, www.capitalpplp.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of modern tanker, container and drybulk vessels. The Partnership currently owns 34 vessels, including twenty modern MR (Medium Range) product tankers, four Suezmax crude oil tankers, nine post panamax container vessels and one Capesize bulk carrier. All of its vessels are under period charters to A.P. Moller-Maersk A.S., BP Shipping Limited, Cargill International S.A., CMA-CGM S.A.,

Cosco Bulk Carrier Co. Ltd., CSSA S.A. (Total S.A.), Engen Petroleum, Hyundai Merchant Marine Co. Ltd., Overseas Shipholding Group Inc., Petróleo Brasileiro S.A. (‘Petrobras’), Repsol Trading S.A. (‘Repsol’), Shell International Trading & Shipping Company Ltd., Stena Bulk A.B., and Capital Maritime.

For more information about the Partnership, please visit our website: www.capitalpplp.com.

Forward-Looking Statements

The statements in this press release that are not historical facts, including, among other things, fleet developments, such as the acquisitions and vessel delivery dates of certain vessels from our Sponsor, our expectations regarding employment of our vessels, redelivery dates and charter rates, fleet growth, demand and newbuilding deliveries, as well as market and charter rate expectations and our expectations or objectives regarding future distribution amounts, our ability to pursue growth opportunities and grow our distributions and annual distribution guidance, are forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. Unless required by law, we expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, to conform them to actual results or otherwise. We assume no responsibility for the accuracy and completeness of the forward-looking statements. We make no prediction or statement about the performance of our units.

CPLP-F

Contact Details:

Capital GP L.L.C.

Jerry Kalogiratos

CEO and CFO

Tel. +30 (210) 4584 950

E-mail: j.kalogiratos@capitalpplp.com

Investor Relations / Media

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. +1-212-661-7566

E-mail: cplp@capitallink.com

Source: Capital Product Partners L.P.

Capital Product Partners L.P.

Unaudited Condensed Consolidated Statements of Comprehensive Income

(In thousands of United States Dollars, except number of units and earnings per unit)

	For the three month periods ended September 30,		For the nine month periods ended September 30,
	2015	2014	2015	2014
Revenues	$44,451	$29,156	$111,797	$90,415
Revenues – related party	13,138	19,015	49,190	52,647

Total Revenues	57,589	48,171	160,987	143,062

Expenses:
Voyage expenses	1,822	1,226	4,233	4,862
Voyage expenses – related party	101	82	307	243
Vessel operating expenses	15,244	12,165	42,880	36,241
Vessel operating expenses – related party	3,312	3,031	9,175	10,563
General and administrative expenses	2,167	1,876	5,340	4,766
Depreciation and amortization	16,250	14,374	45,662	43,117

Operating income	18,693	15,417	53,390	43,270

Other income / (expense), net:
Interest expense and finance cost	(5,162)	(4,903)	(14,687)	(14,360)
Other income	263	755	1,351	1,417

Total other expense, net	(4,899)	(4,148)	(13,336)	(12,943)

Net income and comprehensive income	$13,794	$11,269	$40,054	$30,327

Preferred unit holders’ interest in Partnership’s net income	2,853	2,997	8,481	11,001
General Partner’s interest in Partnership’s net income	218	166	629	382
Common unit holders’ interest in Partnership’s net income	10,723	8,106	30,944	18,944
Net income per:
● Common unit (basic and diluted)	$0.09	$0.09	$0.27	$0.21
Weighted-average units outstanding:
● Common units (basic and diluted)	119,559,456	92,186,212	113,504,765	89,738,279

Capital Product Partners L.P.

Unaudited Condensed Consolidated Balance Sheets

(In thousands of United States Dollars)

Assets
Current assets	As of September 30,	As of December 31,
	2015	2014
Cash and cash equivalents	$89,771	$164,199
Trade accounts receivable, net	2,948	2,588
Due from related parties	55	55
Prepayments and other assets	1,866	1,839
Inventories	4,408	3,434

Total current assets	99,048	172,115

Fixed assets
Advances for vessels under construction – related party	18,172	66,641
Vessels, net	1,331,392	1,120,070

Total fixed assets	1,349,564	1,186,711

Other non-current assets
Above market acquired charters	104,019	115,382
Deferred charges, net	6,419	3,887
Restricted cash	17,000	15,000
Prepayments and other assets	1,212	—

Total non-current assets	1,478,214	1,320,980

Total assets	$1,577,262	$1,493,095

Liabilities and Partners’ Capital
Current liabilities
Current portion of long-term debt	$11,068	$5,400
Trade accounts payable	8,566	5,351
Due to related parties	24,557	17,497
Accrued liabilities	6,217	5,636
Deferred revenue, current	9,308	11,684

Total current liabilities	59,716	45,568

Long-term liabilities
Long-term debt	561,898	572,515
Deferred revenue	1,268	2,451

Total long-term liabilities	563,166	574,966

Total liabilities	622,882	620,534

Commitments and contingencies

Partners’ capital	954,380	872,561

Total liabilities and partners’ capital	$1,577,262	$1,493,095

Capital Product Partners L.P.

Unaudited Condensed Consolidated Statements of Cash Flows

(In thousands of United States Dollars)

	For the nine month periods ended September 30,
	2015	2014
Cash flows from operating activities:
Net income	$40,054	$30,327
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation and amortization	45,662	43,117
Amortization of deferred charges	640	573
Amortization of above market acquired charters	11,363	12,122
Changes in operating assets and liabilities:
Trade accounts receivable	(360)	2,268
Prepayments and other assets	(1,239)	(336)
Inventories	(974)	(880)
Trade accounts payable	1,431	1,065
Due from related parties	—	667
Due to related parties	7,060	1,197
Accrued liabilities	459	(173)
Deferred revenue	(3,426)	3,892
Dry-docking costs paid	(419)	(323)

Net cash provided by operating activities	100,251	93,516

Cash flows from investing activities:
Vessel acquisitions and improvements	(207,698)	(30,398)
Increase in restricted cash	(2,000)	—

Net cash used in investing activities	(209,698)	(30,398)

Cash flows from financing activities:
Proceeds from issuance of Partnership units	133,327	173,932
Expenses paid for issuance of Partnership units	(739)	(4)
Proceeds from long-term debt	115,000	—
Repurchase from CMTC and cancelation of Partnership’s units	—	(60,000)
Loan issuance costs	(1,797)	(12)
Payments of long-term debt	(119,949)	(4,050)
Dividends paid	(90,823)	(75,065)

Net cash provided by financing activities	35,019	34,801

Net (decrease) / increase in cash and cash equivalents	(74,428)	97,919

Cash and cash equivalents at beginning of period	164,199	63,972

Cash and cash equivalents at end of period	89,771	161,891

Supplemental cash flow information
Cash paid for interest	12,814	12,404
Non-Cash Investing and Financing Activities
Excess between the fair value of the contracted vessels and the contractual cash consideration	—	36,417
Issuance costs of Partnership’s units included in liabilities	—	392
Capitalized and dry-docking vessel cost included in liabilities	1,906	277

Appendix A – Reconciliation of Non-GAAP Financial Measure

(In thousands of U.S. dollars)

Description of Non-GAAP Financial Measure – Operating Surplus

Operating Surplus represents net income adjusted for non-cash items such as depreciation and amortization expense, and deferred revenue. Operating Surplus is a quantitative standard used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Operating Surplus is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of the Partnership’s performance required by accounting principles generally accepted in the United States. The table below reconciles Operating Surplus to net income for the following periods:

Reconciliation of Non-GAAP Financial Measure–Operating Surplus	For the three month period ended September 30, 2015	For the three month period ended September 30, 2014	For the three month period ended June 30, 2015
Net income	$13,794	$11,269	$14,109

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	16,542	14,703	15,307
Deferred revenue	2,648	3,818	2,308

OPERATING SURPLUS PRIOR TO CLASS B PREFERRED UNITS DISTRIBUTION	32,984	29,790	31,724

Class B preferred units distribution	(2,853)	(3,040)	(2,827)

ADJUSTED OPERATING SURPLUS	30,131	26,750	28,897

(Increase) in recommended reserves	(1,034)	(2,058)	(44)

AVAILABLE CASH	$29,097	$24,692	$28,853